October 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edison Nation, Inc.
Registration Statement on Form S-1
File No. 333-236401

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Edison Nation, Inc. (the “Company”) requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 10:00 a.m. (Washington, D.C. time) on Thursday October 8, 2020, or as soon as practicable thereafter.

Please notify Steven Lipstein of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4416 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

EDISON NATION, INC.

By:	/s/ Christopher B. Ferguson
Name:	Christopher B. Ferguson
Title:	Chief Executive Officer